UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 4, 2015

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated October 26, 2015 announcing the appointment to management.

Istanbul, October 26, 2015

Announcement Regarding the Appointment to Management

Subject: Statement made pursuant to Communiqué II-15.1 of the Capital Markets Board

Mr. İlter Terzioğlu, who currently serves as the Senior Vice President of International Business under the Strategy Function, has been appointed as the Executive Vice President of the Strategy Function, effective as of October 26, 2015.

İlter Terzioğlu joined Turkcell in 2003 as Business Strategies, Regulation and Risk Consolidation Division Head. Since April 2015, he has served as the Senior Vice President of International Business under the Strategy Function. Previously, he had undertaken the role of acting Chief of International Business, Chief Strategic Projects Officer and Chief Network Operations Officer. Prior to joining Turkcell, he had worked as Assistant General Manager at Show TV and Superonline. For the years between 1994 and 2002, Terzioğlu had worked for Ericsson Turkey A.S. and as the Assistant General Manager since 1998. He graduated from the Department of Econometrics at Istanbul University.

For inquiries:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 4, 2015	By:	/s/ Murat Dogan Erden
	Name:	Murat Dogan Erden
	Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 4, 2015	By:	/s/Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations Director